Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2007

Mr. Jonathan Symonds
Executive Director and Chief Financial Officer
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN, England

Re: Astrazeneca PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-11960

Dear Mr. Symonds:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief